ENTERACTIVE, INC.



TO                The Warrant Holders of Enteractive, Inc.

RE Amendment to Offering Circular (the "Offering Circular") dated September 16, 1997) relating to the Exchange Offer of Enteractive, Inc.

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                  The following  discussion amends and supersedes the discussion relating to the Federal Income Tax Consequences appearing on page 23 of the Offering Circular.

            CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO WARRANTHOLDERS

                  The following discussion summarizes the material federal income tax consequences to holders of the Warrants (herein referred to as "Holders") relating to the exchange of the Warrants for Common Stock of the Company. The discussion is based upon the Internal Revenue Code of 1986 (the "Code"), the applicable Treasury Regulations (the "Regulations") and judicial and administrative interpretations of the Code and Regulations, all as in effect on the date of this Prospectus. Each Holder should be aware that the Code and the Regulations, and any interpretation thereof, are subject to change and that any change could be applied retroactively. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Holder in light of his personal investment circumstances or to certain types of Holders subject to special treatment under the federal income tax laws (for example, tax- exempt entities and foreign taxpayers) and does not discuss any aspect of state, local or foreign tax laws. Each Holder is urged to consult his own tax advisor to determine the particular tax consequences to him (including the applicability and effect of state, local, foreign and other tax laws) of the exchange of the Warrants for Common Stock.

Exchange of Warrants for Common Stock
-------------------------------------

                  In general, a Holder exchanging Warrants for Common Stock will recognize gain or loss equal to the difference between the amount realized upon the exchange (which will be equal to the fair market value of the Common Stock received in exchange for the Warrants), and the basis of the Warrants that were exchanged therefor. Such gain or loss will be capital gain or loss if the Warrants thus exchanged were a capital asset in the hands of the Holder and the Common Stock which would have been acquired upon the exercise of a Warrant would have been a capital asset if so acquired, and will be long-term capital gain or loss if the Holder has held the Warrants for more than 18 months prior to the sale.




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Tax Basis and Holding Period of the Common Stock
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                  Shares of  Common  Stock  acquired  upon the  exchange  of the
Warrants will have a tax basis equal to their fair market value at the time of the exchange. The Holder may not tack to his holding period of the Common Stock the period he held the Warrants transferred in exchange for the Common Stock.

Disposition of Common Stock
---------------------------

                  Upon the sale or exchange of shares of Common Stock to or with a person other than the Company, a Holder will, as a general rule, recognize capital gain or loss equal to the difference between the amount realized upon such sale or exchange and the Holder's adjusted tax basis in such shares. Any capital gain or loss recognized will generally be treated as long-term capital gain or loss if the Holder held such shares for more than 18 months.


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